UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-39433

ANGHAMI (DE), INC.

(Exact name of registrant as specified in its charter)

30 Wall Street, 8th Floor

New York, New York 10005

Tel: (212) 859-3525

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

Units, each consisting of one share of Class A Common Stock and one redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On February 3, 2022, upon the consummation of the transactions contemplated by that certain Business Combination Agreement by and among Anghami (DE), Inc. (formerly known as Vistas Media Acquisition Company Inc.), Anghami, Anghami Inc., Anghami Vista 1, and Anghami Vista 2, Anghami (DE), Inc. became a wholly-owned subsidiary of Anghami Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Anghami (DE), Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Anghami (DE), Inc.

Date: February 22, 2022	By:	/s/ Edgard Maroun
Name: Edgard Maroun Title: Director